Calvert Investments                 Ivy Wafford Duke
Vice President and
Acting General Counsel

October 26, 2015

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:     Ms. Lauren Hamilton, Staff Accountant, Division of Investment Management

Re:
The Calvert Fund
File No. 811-03416

Calvert Impact Fund, Inc.
File no. 811-10045

Calvert Management Series
File No. 811-03101

Calvert SAGE Fund
File No. 811-22212

Calvert Responsible Index Series, Inc.
File No. 811-09877

Calvert Social Investment Fund
File No. 811-03334

Calvert World Values Fund, Inc.
File No. 811-06563

Dear Ms. Hamilton:

This letter is in follow up to our letter of October 15, 2015, responding to oral comments (“Comments”) you provided to Susan Bender and Lance King during a telephone conversation on September 17, 2015, regarding your review of the September 30, 2014 and December 31, 2014 annual report filings on Form N-CSR for the above-referenced registrants (each, a “Company” and collectively, “Calvert”) and other filings including Forms N-Q, N-SAR, 24f-2, etc.)

1.	Comment: The N-SARs need to be amended to show the city and state of the auditor for the Item 77(b) internal control letter.

Response: Calvert has filed amended N-SARs for September 30 and December 31, 2014, that now include this information.

2.
Comment: Regarding the Staff’s original comment number 3 for Calvert Long-Term Income Fund: the payable to the advisor is 40% of the total investment advisor expense. If paid monthly, then why is the percentage so high?

Response: The payable to the advisor in Calvert Long Term Income Fund at September 30, 2014 can be primarily attributed to two factors: a significant decrease in assets over the fiscal year and a related late year reduction in expense accruals. While Calvert does not have an expense recapture provision in place, the funds do reverse any excess expense reimbursements paid by the advisor within the fiscal year period. In September 2014, just before fiscal year end, expense accrual true ups resulted in reduced annual gross expenses, which resulted in a larger than normal reverse reimbursement amount payable to the advisor for the one month period of September 2014. Long Term Income’s expenses were greater than the contractual expense cap for the entire 2014 fiscal year. Therefore, shareholders were charged a consistent 1.25% net expense ratio during the entire fiscal year.

On behalf of the Registrant and as an officer of the Registrant, I acknowledge that:

1.    The Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-CSR and its other filings under the federal securities laws (“Filings”);

2.    Comments of the U.S. Securities and Exchange Commission (the “Commission”) Staff (“Staff”) or changes to disclosure in response to Staff comments on the Filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Filings; and

3.    The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Susan Walker Bender at 301-951-4885 or me if you have any questions or comments.

Sincerely,

/s/ Ivy Wafford Duke
Ivy Wafford Duke

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